

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

William Andrew Hendricks, Jr.
President and Chief Executive Officer
Patterson-UTI Energy, Inc.
10713 W. Sam Houston Pkwy N., Suite 800
Houston, TX 77064

> **Re: Patterson-UTI Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 17, 2023**
> **File No. 333-273295**

Dear William Andrew Hendricks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tull Florey